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VIA EDGAR

September 20, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-15202
Dear Mr. Rosenberg:

I refer to your letter dated September 11, 2013 to Mr. William R. Berkley, Chairman and Chief Executive Officer of  W. R. Berkley Corporation (“Berkley”), regarding the above-referenced filing.  As discussed with Ms. Parikh of the Staff earlier today, Berkley is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses by October 9, 2013.

Should you or any other member of the Staff have any questions, please do not hesitate to call me at (212) 728-8540 or Jeffrey Hochman at (212) 728-8592.

Very truly yours,

/s/ Joshua Halpern

Joshua Halpern

cc:	Don Abbott (SEC)
Sasha Parikh (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)
Jeffrey Hochman (WF&G)

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